

Mail Stop 3010

February 2, 2016

<u>Via E-mail</u>
J. Brendan Herron
Chief Financial Officer
Hannon Armstrong Sustainable Infrastructure Capital, Inc.
1906 Towne Centre Blvd.
Suite 370
Annapolis, MD 21401

> **Re:** **Hannon Armstrong Sustainable Infrastructure Capital, Inc.**
> **Form 10-K**
> **Filed March 9, 2015**
> **File No. 001-35877**

Dear Mr. Herron:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Staff Accountant
Off ice of Real Estate and
Commodities